Sean P. Hennessy

Senior Vice President – Finance

and Chief Financial Officer

Phone: 216-566-2573

July 5, 2011

By EDGAR

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549-4631

Re:	The Sherwin-Williams Company
Form 10-K for the year ended December 31, 2010 filed February 23, 2011
Form 10-Q for the period ended March 31, 2011 filed April 26, 2011
Definitive Proxy Statement on Schedule 14A filed March 9, 2011
File No. 1-4851

Dear Mr. Decker:

We have set forth below the response of The Sherwin-Williams Company (“Sherwin-Williams,” the “Company” or the “Registrant”) to address the additional comment of the Staff of the Division of Corporation Finance contained in your letter dated June 27, 2011 regarding your review of Sherwin-Williams’ response letter dated June 9, 2011 and its filings noted above.

For your convenience, we have restated in boldface the Staff’s comment followed by our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Exhibit 13 – Annual Report

Note 10 – Litigation, page 65

1.

Comment: We have read your response to prior comment five. In future filings, please expand your disclosures in a similar manner to your response to state that it is not possible to estimate the range of reasonably possible losses as it relates to the public nuisance claim litigation.

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

July 5, 2011

Response: In future filings, to the extent applicable, we will expand our disclosure to state that it is not possible to estimate the range of reasonably possible losses as it relates to the public nuisance claim litigation. Below is an example of the future revised disclosure:

NOTE 10—LITIGATION

In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.

Lead pigment and lead-based paint litigation. The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is and has been a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs’ claims have been based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints that seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

July 5, 2011

preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company has not settled any lead pigment or lead-based paint litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.

Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. With respect to such litigation, including the public nuisance litigation, the Company does not believe that it is probable that a loss has occurred, and it is not possible to estimate the range of potential losses as there is no prior history of a loss of this nature and there is no substantive information upon which an estimate could be based. In addition, a~~A~~ny potential liability that may result from any changes to ~~such litigation or such~~ legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.

Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

July 5, 2011

public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.

The proceedings initiated by the State of Rhode Island included two jury trials. At the conclusion of the second trial, the jury returned a verdict finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.

The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. In the original complaint, the plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland, San Diego and San Francisco. The Fourth Amended Complaint asserts a sole claim for public nuisance, alleging that the presence of lead products for use in paint and coatings in, on and around buildings in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs seek the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions.

Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children’s parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.

The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

July 5, 2011

theory which is similar to market share liability) due to the plaintiff's inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.

Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive.

Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd's of London, initiated legal proceedings against each other to primarily determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. The Company’s action, filed on March 3, 2006 in the Common Pleas Court, Cuyahoga County, Ohio, is currently stayed. The liability insurers’ action, which was filed on February 23, 2006 in the Supreme Court of the State of New York, County of New York, has been dismissed. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued.

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker

July 5, 2011

In connection with responding to the Staff’s comment, Sherwin-Williams acknowledges that:

•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our response or any additional comments, please feel free to contact me at (216) 566-2573.

Sincerely,

/s/ Sean P. Hennessy

Sean P. Hennessy

Senior Vice President – Finance and

Chief Financial Officer

c:	Ernest Greene, Staff Accountant, SEC
Era Anagnosti, Staff Attorney, SEC
Dietrich King, Staff Attorney, SEC
Louis E. Stellato, Senior Vice President, General Counsel and Secretary
Allen J. Mistysyn, Vice President – Corporate Controller

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115